SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SUNWAY GLOBAL INC.

(Name of the Issuer)

SUNWAY GLOBAL INC.

 (Name of Persons Filing Statement)

Common Stock, Par Value $0.0000001 Per Share

(Title of Class of Securities)

86800G105

(CUSIP Number of Class of Securities)

Liang Deli

Chief Executive Officer

Sunway Global Inc.

Daqing Hi-Tech Industry Development Zone,

Daqing, Heilongjiang, People’s Republic of China, 163316

86-10-61779332

with copies to:

Marc Ross, Esq.

Marcelle Balcombe, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

212-930-9700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if this is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$264	$0.03

*	Estimated maximum price to be paid in lieu of fractional share interests to persons holding less than one whole share of common stock after the consummation of the reverse stock split.

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0001288 by the sum of the preceding sentence.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0.03

Form or Registration No.:	Schedule 13E-3

Filing Party:	Sunway Global Inc.

Date Filed:	July 30, 2014

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INTRODUCTION

This Amendment No. 3 – Final Amendment to Rule 13E-3 Transaction Statement (the “Final Schedule”), is being filed by Sunway Global Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction. After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common stock, par value $0.000001 per share (the “Common Stock”) to fewer than 300 allowing the Company to deregister its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act. After the suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described below.

To accomplish the reduction in the number of record holders of the Common Stock, the Company has effected a reverse stock split of its Common Stock, whereby each ten shares of Common Stock as of the effective date of the reverse stock split are converted into one whole share of Common Stock (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will make a cash payment equal to $0.18 per pre-Reverse Stock Split share (the “Cash Payment”). Accordingly, stockholders owning fewer than ten pre-Reverse Stock Split shares have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least ten pre-Reverse Stock Split shares, who after the Reverse Stock Split continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Reverse Stock Split and for related expenses is estimated to be approximately $85,268. The funds for the Reverse Stock Split will come from the Company’s available funds.

Following the Reverse Stock Split, the Company has fewer than 300 stockholders of record. As a result, the Company is eligible to, and intends to, suspend its reporting obligations under Section 15 (d) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

This Final Schedule is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Reverse Stock Split.

Item 15.               Additional Information

On May 12, 2014, the Company’s Board of Directors approved the Reverse Stock Split. On December 24, 2014, the Company filed a Certificate of Amendment to Articles of Incorporation and a Certificate of Change with the Secretary of State of the State of Nevada, pursuant to which each ten shares of Common Stock as of the effective date of the reverse stock split are converted into one whole share of Common Stock. On December 29, 2014, FINRA approved the Reverse Stock Split, effective at the open of business on December 30, 2014.

As a result of the Reverse Stock Split, the Company has fewer than 300 stockholders of record. As a result, the Company is eligible to suspend its reporting obligations under Section 15 (d) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act. The Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to suspend its reporting obligations under the Exchange Act simultaneously with filing this Final Schedule.

Item 16.               Exhibits

Item 1016 of Regulation M-A:

Exhibit	Description

(a)	None.

(b)	None.

(c)	Opinion of Halcyon Cabot Partners, Ltd., dated as of July 7, 2014, rendered to the Board of Directors of Sunway Global Inc *

(f)	Chapter 92A of the Nevada Revised Statutes *

(g)	None.

* Incorporated herein by reference to exhibits to the Company’s Schedule 13E-3 filed with the SEC on July 30, 2014.

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   December 31, 2014

SUNWAY GLOBAL, INC.

By:	/s/ Liang Deli
Name: Liang Deli
Title: Chief Executive Officer